UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

__________________________________________________________________________________

__________________________________________________________________________________

BANCOLOMBIA S.A. ANNOUNCES THE DISTRIBUTION OF PROFITS APPROVED BY THE GENERAL SHAREHOLDERS’ ASSEMBLY

Medellin, Colombia, March 14, 2018

At a meeting held today, the General Shareholders’ Assembly approved a profit distribution proposal and declared a dividend equal to COP $1,020 per outstanding share, to be paid as follows: COP $255 per share per quarter on the following dates: April 2, 2018, July 3, 2018, October 1, 2018 and January 2, 2019.

The approved proposal takes into account the allocation of COP$1,280,791,641,455.21 to the legal reserve, which will allow Bancolmobia to enhance its capital structure in accordance with regulatory requirements for credit institutions under Colombian law.

Each ex-dividend period is expected to begin 4 trading days before the respective payment date and end on such payment date, as follows:

Ex dividend date(*)	Payment date
March 23, 2018	April 2, 2018
June 26, 2018	July 3, 2018
September 25, 2018	October 1, 2018
December 26, 2018	January 2, 2019

(*)The dates of the ex-dividend period will be subject to adjustments in accordance with the provisions of the Colombian Stock Exchange.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 14, 2018	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance